October 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Caleb French

Re:	American Superconductor Corporation Registration Statement on Form S-3

(Registration No. 333-220784)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective at 9 a.m. Eastern Time on October 23, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Gregory P. Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Gregory P. Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours, AMERICAN SUPERCONDUCTOR CORPORATION

By:	/s/ John W. Kosiba, Jr.
Name: John W. Kosiba, Jr. Title: Senior Vice President, Chief Financial Officer and Treasurer